Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact: Tiffany Kanaga (302) 897-0668 or tiffany.kanaga@elancoah.com

Media Contact: Colleen Parr Dekker (317) 989-7011 or colleen.dekker@elancoah.com

Elanco Animal Health Reports Second Quarter 2021 Results

Exceeded second quarter 2021 guidance; Increasing full year 2021 revenue outlook

•	Revenue in the second quarter was $1,279 million, comprised of $750 million from the legacy Elanco portfolio and $529 million from the legacy Bayer Animal Health portfolio.

•	Gross margin was 56.9% on a reported basis and 57.0% on an adjusted basis, benefiting from the addition of the Bayer Animal Health portfolio and continued productivity improvements.

•	Earnings per share (EPS) was $(0.43) (reported), or $0.28 (adjusted), including an approximate $0.03 negative impact from discrete tax items to adjusted EPS compared to guidance.

•	Updating financial guidance for the full year 2021 with revenue of $4,680 to $4,730 million, diluted EPS of $(0.72) to $(0.64) on a reported basis, or $0.97 to $1.03 on an adjusted basis, reported net loss of $(355) to $(315) million, and adjusted EBITDA of $1,035 to $1,075 million.

•	Providing financial guidance for the third quarter of 2021 with revenue of $1,075 to $1,100 million, diluted EPS of $(0.14) to $(0.08) on a reported basis, or $0.15 to $0.19 on an adjusted basis, reported net loss of $(70) to $(40) million, and adjusted EBITDA of $195 to $220 million.

•	KindredBio acquisition on track to close this month, subject to customary closing conditions.

GREENFIELD, Ind. (August 9, 2021) - Elanco Animal Health Incorporated (NYSE: ELAN) today reported financial results for the second quarter of 2021, provided guidance for the third quarter of 2021, and raised revenue guidance for the full year 2021. The results reflect the inclusion of the Bayer Animal Health business Elanco acquired on August 1, 2020.

"Elanco continues to deliver strong results, extending our track record of execution since acquiring Bayer Animal Health a year ago," said Jeff Simmons, president and chief executive officer at Elanco. "Outperformance on both sides of our business allows us to raise 2021 revenue guidance for the third time, with full year growth exceeding our long-term growth algorithm. We head into the back half of the year with confidence in our ability to drive sustainable double-digit adjusted EBITDA and adjusted EPS growth. We see evidence that our transformation is creating durable, long-term value for our customers, our shareholders, and our global team."

In the second quarter, Elanco's results compared to the company's June 16, 2021 guidance are as follows:

Second Quarter 2021 Results (dollars in millions, except per share amounts)	June Guidance	Actual	Comparison to Midpoint
Revenue	$1,225 - $1,255	$1,279	$39
Reported Net Loss	$(300) - $(220)	$(210)	$50
Adjusted EBITDA	$250 - $275	$291	$29
Reported EPS	$(0.62) - $(0.44)	$(0.43)	$0.10
Adjusted EPS	$0.22 - $0.27	$0.28	$0.04

Second quarter of 2021 guidance was updated on June 9, 2021 for an impairment charge of $245 million to $305 million with the exit of three manufacturing sites, driving a reduction of $0.43 to $0.54 in second quarter and full year 2021 GAAP financial guidance for EPS vs. the prior $(0.08) to $(0.01) range for the second quarter and $(0.35) to $(0.26) for the full year. Second quarter of 2021 guidance was reiterated on June 16, 2021.

Operations

In the second quarter, Elanco's revenue was $1,279 million, benefiting from increased scale and diversification with the addition of Bayer Animal Health. Products from the legacy Bayer Animal Health business contributed $529 million, including $148 million from the Advantage family of products and $129 million from Seresto. The global Pet Health business drove approximately two-thirds of the upside versus the midpoint of second quarter guidance, with execution in a competitive but favorable industry backdrop, and particular strength from the U.S. vaccine business and Elanco's international markets. In the quarter, global Seresto revenue declined 1 percent and global Advantage family revenue declined 3 percent compared with the second quarter of 2020. Both faced a difficult comparison against last year’s retailer-driven stock-in. Additionally, cooler and wetter weather in May across many parts of the U.S. negatively impacted seasonal traffic in the OTC channel. The global Seresto brand remains on track toward full year revenue expectations.

The global Farm Animal business contributed approximately one-third of the upside versus the midpoint of second quarter guidance, driven by continued improvement in U.S. cattle and swine, and to a lesser extent by customer orders for aqua products shifting into the second quarter from the third quarter. Outside the U.S., Farm Animal was impacted by re-emerging African Swine Fever headwinds and sharply lower hog prices in China, as well as continued challenges in international poultry due to unfavorable macroeconomic conditions and reduced consumption driven by the global pandemic. The company's full year outlook assumes a gradual recovery in Chinese hog prices, and further industry improvement in international poultry and aqua.

Innovation Launches and Approvals

Innovation is expected to drive Elanco's long-term growth algorithm, with an anticipated two to three percentage point contribution to overall average annual revenue growth. Seven of the planned eight launches for 2021 have occurred in the first half of the year, with eight approvals achieved year to date. Highlights include:

•	Credelio Plus exceeding expectations in Japan and Europe, and scheduled to launch in Australia in the third quarter of 2021, enhancing our highly competitive parasiticide portfolio in international markets.

•	Experior making important strides toward achieving packer ecosystem integration, with seven packers now accepting the product compared to one at the end of the first quarter, and continued potential for blockbuster status over time.

Revenue contribution from the three Pet Health launches is running ahead of expectations, while Farm Animal contribution is on track with the exception of one externally sourced poultry product. ZoaShield is facing greater than anticipated market supply of the leading competitive product. Consequently, Elanco now anticipates the eight total products launching in 2021 to contribute $65 million to $85 million in revenue during the year. This revision does not alter the company's previously stated innovation revenue expectation of $600 million to $700 million by 2025, reflecting an additional $100 million with the announcement of the KindredBio acquisition.

Operational Efficiencies

Elanco continues to make progress toward the company's Investor Day commitment to deliver on $300 million in cost efficiencies by the end of 2023, including $160 million to $175 million of cumulative synergies to be achieved in 2021. In June 2021, Elanco announced actions to further optimize its manufacturing footprint. Following the acquisition of Bayer Animal Health, Elanco evaluated how to best allocate its manufacturing efforts to ensure efficient, reliable, quality supply for customers. As a result, Elanco has entered into an agreement with Connecticut-based TriRx Pharmaceuticals, a global contract manufacturer, for the sale of the company’s sites in Shawnee, Kansas, and Speke, United Kingdom. The sale of the Shawnee facility occurred on August 1, 2021, and Elanco expects to close on the sale of the Speke facility by early 2022. With these sales to TriRx, Elanco now expects its adjusted gross margin efforts to reach 60 percent by 2023. These changes also reduce annual capital expenditures by $25 million to $30 million, which more than offsets an operating income reduction of approximately $5 million from third-party contract manufacturing activities associated with the sites. Furthermore, Elanco anticipates an improvement in working capital as approximately $75 million to $85 million of inventory on the company’s balance sheet will exit as part of these transactions. Elanco will additionally cease operations of its regional manufacturing site in Belford Roxo, Brazil.

Working Capital and Balance Sheet

In the second quarter, days sales outstanding was 75 days, up from 69 days in the first quarter of 2021. As of June 30, 2021, cash and cash equivalents were $580 million, with gross debt of $6.19 billion, and resulting net debt of $5.61 billion. The company expects to refinance its $500 million of Senior Notes due August 27, 2021, and utilize its revolving credit facility and cash on hand to finance the KindredBio acquisition. Elanco's year-end net leverage target is approximately 5.5x.

Second Quarter Reported Results

In the second quarter of 2021, total revenue was $1,279 million, an increase of 118 percent, or an increase of 114 percent without the impact of foreign exchange rates, compared with the second quarter of 2020, driven by the inclusion of the Bayer Animal Health business. Legacy Elanco revenue in the second quarter was $750 million, an increase of 28 percent year over year. Gross margin, as a percent of revenue, was 56.9 percent, an improvement of 740 basis points as compared with the second quarter of 2020. Total operating expense was $479 million, an increase of 116 percent compared with the second quarter of 2020, driven by the inclusion of the Bayer Animal Health business. Net loss for the second quarter of 2021 was $210 million, or $0.43 per diluted share, compared with net loss of $53 million, or $0.13 per diluted share, for the same period in 2020.

Pet Health revenue increased 170 percent for the quarter, driven by the addition of Bayer Animal Health product revenue of $348 million. Legacy Elanco revenue increased 32 percent in the quarter, driven by a favorable comparison to the prior year period which included actions taken across brands to reduce channel inventory levels as well as reduced demand for veterinary products as a result of the pandemic, primarily in U.S. vaccines and international markets; and, in the current period, higher underlying volume trends from newer generation parasiticide and pain products, and price growth led by U.S. vaccines.

Farm Animal revenue increased 79 percent for the quarter, driven by the addition of Bayer Animal Health product revenue of $157 million. Legacy Elanco revenue increased 30 percent in the quarter, driven by a favorable comparison to the prior year period which included lower levels of demand due to the impact of the pandemic on global protein markets, the unwind of anticipatory buying by direct customers in international export markets, actions taken across brands to reduce channel inventory levels, and increased demand in China; partly offset in the current period by lower levels of demand in certain markets due to the negative impact of the pandemic on poultry and aqua consumption, production, and profitability.

Contract Manufacturing (formerly Strategic Exits) represents contract manufacturing relationships which are not long-term value drivers for the company. Contract Manufacturing revenue represented 2 percent of total revenue, including $24 million from the addition of Bayer Animal Health products.

Gross profit was $728 million, or 56.9 percent of revenue, in the second quarter of 2021 compared with $290 million, or 49.5 percent, for the second quarter of 2020. Gross margin as a percent of revenue increased 740 basis points, primarily due to benefit from the inclusion of the legacy Bayer Animal Health portfolio and continued improvements in manufacturing productivity and price.

Total operating expenses increased $257 million to $479 million in the second quarter of 2021 compared with the second quarter of 2020. Marketing, selling and administrative expenses increased $222 million to $385 million, as a result of the inclusion of expenses supporting Bayer Animal Health. Research and development expenses increased $35 million to $94 million, or 7 percent of revenue, as a result of the inclusion of the Bayer Animal Health business.

Amortization of intangibles increased $80 million to $129 million in the second quarter of 2021 as compared with the second quarter of 2020. Asset impairment, restructuring, and other special charges increased to $299 million in the second quarter of 2021 from $119 million in the second quarter of 2020. Charges recorded in the second quarter of 2021 include costs primarily related to pending acquisitions and our integration efforts, costs necessary to stand up our organization as an independent company, asset write-down charges resulting from the sale of our manufacturing sites in Shawnee, Kansas and Speke, U.K., and charges related to previously announced restructuring activities.

Net interest expense was $60 million in the second quarter of 2021, compared with $25 million in the second quarter of 2020, reflecting the increased debt from the Bayer Animal Health acquisition.

Second Quarter Consolidated Non-GAAP Results

Second quarter adjusted gross margin, as a percent of revenue, increased 750 basis points, to 57.0 percent compared with the second quarter of 2020. Adjusted net income for the second quarter of 2021 was $135 million, compared with $36 million in the second quarter of 2020. Adjusted net income in the second quarter of 2021 excludes the net impact of $344 million of asset impairment, restructuring and other special charges, amortization of inventory fair value adjustments, amortization of intangible assets, and an up-front payment from an asset assignment agreement, net of the impact from taxes. Adjusted EPS in the quarter was $0.28 per share, compared with $0.09 in the second quarter of 2020. Adjusted EBITDA was $291 million in the second quarter of 2021, which represents 22.8 percent of total revenue compared with $98 million and 16.7 percent for the second quarter of 2020, respectively. The second quarter tax rate was 29.6% on adjusted net income, driven primarily by two discrete items: tax rate changes in several jurisdictions requiring the remeasurement of the company's deferred tax assets and liabilities, and the impact of tax return to provision adjustments. These discrete items increased tax expense by approximately $12.4 million, or $0.03 to adjusted EPS relative to guidance.

For further detail of non-GAAP measures, see the Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information table later in this press release.

Legal and Regulatory Matters

On July 1, 2021, the company received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) relating to its channel inventory and sales practices prior to mid-2020. The company has cooperated in providing documents and information to the SEC and will continue to do so. Management believes its actions were appropriate.

Financial Guidance

Elanco is updating its full year 2021 guidance for revenue, EPS, and adjusted EBITDA, which was most recently addressed on June 16, 2021 with the KindredBio acquisition announcement. The company's raised revenue guidance reflects a balanced approach, including strong momentum to exit the second quarter, seasonality in Elanco's higher-margin parasiticide products, likely moderation in pandemic-driven Pet Health tailwinds in the vet clinic, ongoing competitive dynamics, and strength in Elanco's broad-based, durable portfolio. The $15 million increase in the midpoint of full year revenue guidance is primarily driven by the $39 million overperformance compared to the midpoint of second quarter of 2021 guidance, partly offset by the phasing of certain aqua orders and the $15 million reduction of expected innovation revenue contribution from ZoaShield in the second half of 2021.

The full year 2021 guidance for reported EPS includes a write-down of $0.46 per share from the exit of the three manufacturing sites announced on June 9, 2021, with no impact on adjusted EPS guidance, compared to the previous expectation of $0.43 to $0.54 for these exits. Guidance also includes the operating costs associated with the KindredBio acquisition, anticipated to be dilutive to Elanco's reported and adjusted EPS in 2021 by approximately $0.02. The updated adjusted EPS range includes the $0.04 outperformance compared to the midpoint of second quarter of 2021 guidance, offset by two items in the second half of 2021: 1) increased logistics costs and inflationary pressure with an anticipated impact of approximately $0.03; and 2) the reduced revenue forecast for ZoaShield with expected impact of $0.02. With respect to the KindredBio acquisition, Elanco expects the transaction to close in August 2021, subject to customary closing conditions, including approval by KindredBio’s shareholders. The Hart-Scott-Rodino (HSR) waiting period relating to the transaction expired on July 30, 2021.

The full year 2021 adjusted EBITDA guidance represents a $20 million reduction at the midpoint compared to our May guidance. The company's $29 million outperformance compared to the midpoint of second quarter of 2021 guidance is expected to be more than offset by increased logistics costs and inflationary pressure, reduced ZoaShield revenue, operating costs associated with the KindredBio acquisition, and a reduction in depreciation add-back primarily driven by exiting three manufacturing sites.

Additionally, Elanco is introducing guidance for the third quarter of 2021, to provide further support to the cadence of expectations throughout the full year, and reflecting the seasonality of the combined company.

Further details on guidance, including GAAP reported to non-GAAP adjusted reconciliations, are included in the financial tables of this press release and the accompanying presentation on the Elanco website, and will be discussed on the company's conference call this morning.

2021 Full Year (dollars in millions, except per share amounts)	May Guidance			June Guidance				August Guidance
Revenue	$4,680	to	$4,730	$4,670	to	$4,710		$4,680	to	$4,730
Reported Net Loss	$(170)	to	$(125)		--			$(355)	to	$(315)
Adjusted EBITDA	$1,055	to	$1,095		--			$1,035	to	$1,075
Reported Earnings per Share	$(0.35)	to	$(0.26)	$(0.89)	to	$(0.69)	plus slight dilution	$(0.72)	to	$(0.64)
Adjusted Earnings per Share	$1.00	to	$1.06	$1.00	to	$1.06	plus slight dilution	$0.97	to	$1.03

2021 Third Quarter (dollars in millions, except per share amounts)	Guidance
Revenue	$1,075	to	$1,100
Reported Net Loss	$(70)	to	$(40)
Adjusted EBITDA	$195	to	$220
Reported Earnings per Share	$(0.14)	to	$(0.08)
Adjusted Earnings per Share	$0.15	to	$0.19

WEBCAST & CONFERENCE CALL DETAILS

Elanco will host a webcast and conference call at 8:00 a.m. Eastern time today, during which company executives will review second quarter financial and operational results, discuss third quarter and full year 2021 financial guidance, and respond to questions from analysts. Investors, analysts, members of the media and the public may access the live webcast and accompanying slides by visiting the Elanco website at https://investor.elanco.com and selecting Events and Presentations. A replay of the webcast will be archived and made available a few hours after the event on the company's website, at https://investor.elanco.com/investor/events-and-presentations.

ABOUT ELANCO

Elanco Animal Health Incorporated (NYSE: ELAN) is a global leader in animal health dedicated to innovating and delivering products and services to prevent and treat disease in farm animals and pets, creating value for farmers, pet owners, veterinarians, stakeholders, and society as a whole. With nearly 70 years of animal health heritage, we are committed to helping our customers improve the health of animals in their care, while also making a meaningful impact on our local and global communities. At Elanco, we are driven by our vision of Food and Companionship Enriching Life and our Elanco Healthy Purpose™ Sustainability/ESG framework – all to advance the health of animals, people and the planet. Learn more at www.elanco.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (Exchange Act), including, without limitation, statements concerning our expectations relating to the pending acquisition of Kindred BioSciences, Inc., the integration of Bayer Animal Health, expected synergies and cost savings, expectations relating to sales of manufacturing facilities, product launches and revenue from such products, reduction of debt and leverage, cost savings and expenses relating to restructuring actions, the impact of the COVID-19 pandemic on our business, our 2021 full year and third quarter guidance and long-term expectations, expectations about Seresto revenue in 2021, expectations relating to regulatory proceedings, our industry and our operations, performance and financial condition, and including in particular, statements relating to our business, growth strategies, distribution strategies, product development efforts and future expenses.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market, and regulatory conditions, including but not limited to the following:

•	heightened competition, including from generics;

•	the impact of disruptive innovations and advances in veterinary medical practices, animal health technologies and alternatives to animal-derived protein;

•	changes in regulatory restrictions on the use of antibiotics in farm animals;

•	our ability to implement our business strategies or achieve targeted cost efficiencies and gross margin improvements;

•	consolidation of our customers and distributors;

•	an outbreak of infectious disease carried by farm animals;

•	the impact on our operations, the supply chain, customer demand, and our liquidity as a result of the COVID-19 global health pandemic;

•	the success of our research and development (R&D) and licensing efforts;

•	misuse, off-label or counterfeiting use of our products;

•	unanticipated safety, quality or efficacy concerns and the impact of identified concerns associated with our products;

•	the impact of weather conditions and the availability of natural resources;

•	use of alternative distribution channels and the impact of increased or decreased sales to our channel distributors resulting in fluctuation in our revenues;

•	manufacturing problems and capacity imbalances;

•	challenges to our intellectual property rights or our alleged violation of rights of others;

•	risks related to our presence in foreign markets;

•	breaches of our information technology systems;

•	our ability to complete acquisitions and successfully integrate the businesses we acquire, including Kindred Biosciences, Inc. and the animal health business of Bayer AG (Bayer Animal Health);

•	the effect of our substantial indebtedness on our business;

•	the uncertainties inherent in research relating to product safety and additional analyses of existing safety data;

•	actions by regulatory bodies, including as a result of their interpretation of studies on product safety;

•	unfavorable publicity resulting from media reports on our products;

•	public acceptance of our products; and

•	the impact of litigation, regulatory investigations, and other legal matters.

For additional information about the factors that could cause actual results to differ materially from forward-looking statements, please see the company’s latest Form 10-K and subsequent Form 10-Qs filed with the Securities and Exchange Commission. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this press release. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this press release. We caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this press release. Any forward-looking statement made by us in this press release speaks only as of the date thereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or to revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should be viewed as historical data.

Use of Non-GAAP Financial Measures:

We use non-GAAP financial measures, such as EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net (income) loss, adjusted EPS, adjusted gross profit and adjusted gross margin to assess and analyze our operational results and trends as explained in more detail in the reconciliation tables later in this release.

We believe these non-GAAP financial measures are useful to investors because they provide greater transparency regarding our operating performance. Reconciliation of non-GAAP financial measures and reported GAAP financial measures are included in the tables accompanying this press release and are posted on our website at www.elanco.com. The primary material limitations associated with the use of such non-GAAP measures as compared to U.S. GAAP results include the following: (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all unusual or non-recurring items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations. These non-GAAP measures are not, and should not be viewed as, substitutes for U.S. GAAP reported measures. We encourage investors to review our unaudited condensed consolidated and combined financial statements in their entirety and caution investors to use U.S. GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and non-GAAP measures as supplemental measures.

Availability of Certain Information

We use our website to disclose important company information to investors, customers, employees and others interested in the Elanco. We encourage investors to consult our website regularly for important information about Elanco.

Elanco Animal Health Incorporated

Unaudited Condensed Consolidated Statements of Operations

(Dollars and shares in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$1,279	$586	$2,521	$1,244
Costs, expenses, and other:
Cost of sales	551	296	1,120	629
Research and development	94	59	183	126
Marketing, selling, and administrative	385	163	733	345
Amortization of intangible assets	129	49	276	101
Asset impairment, restructuring, and other special charges	299	119	407	194
Interest expense, net of capitalized interest	60	25	121	41
Other income, net	(3)	(48)	(3)	(47)
Loss before income taxes	$(236)	$(77)	$(316)	$(145)
Income taxes	(26)	(24)	(45)	(43)
Net loss	$(210)	$(53)	$(271)	$(102)
Loss per share:
Basic	$(0.43)	$(0.13)	$(0.56)	$(0.25)
Diluted	$(0.43)	$(0.13)	$(0.56)	$(0.25)
Weighted average shares outstanding:
Basic	487.3	413.2	487.0	408.5
Diluted	487.3	413.2	487.0	408.5

Elanco Animal Health Incorporated

Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information

(Unaudited)

(Dollars and shares in millions, except per share data)

We define adjusted gross profit as total revenue less adjusted cost of sales and adjusted gross margin as adjusted gross profit divided by total revenue.

We define adjusted net income as net income (loss) excluding amortization of intangible assets, purchase accounting adjustments to inventory, integration costs of acquisitions, severance, asset impairment, gain on sale of assets, facility exit costs, tax valuation allowances and other specified significant items, such as unusual or non-recurring items that are unrelated to our long-term operations adjusted for income tax expense associated with the excluded financial items.

We define adjusted EBITDA as net income (loss) adjusted for interest expense (income), income tax expense (benefit), tax valuation allowances and depreciation and amortization, further adjusted to exclude purchase accounting adjustments to inventory, integration costs of acquisitions, severance, asset impairment, gain on sale of assets, facility exit costs and other specified significant items, such as unusual or non-recurring items that are unrelated to our long-term operations adjusted for income tax expense associated with the excluded financial items.

We define Adjusted EPS as adjusted net income divided by the number of weighted average shares outstanding for the periods ended June 30, 2021 and 2020.

The following is a reconciliation of GAAP Reported for the three months ended June 30, 2021 and 2020 to Selected Non-GAAP Adjusted information:

	Three Months Ended June 30, 2021			Three Months Ended June 30, 2020
	GAAP Reported	Adjusted Items (b)	Non-GAAP (a)	GAAP Reported	Adjusted Items (b)	Non-GAAP (a)
Cost of sales (1)	$551	$1	$550	$296	$—	$296
Amortization of intangible assets	$129	$129	$—	$49	$49	$—
Asset impairment, restructuring and other special charges (2) (3)	$299	$299	$—	$119	$119	$—
Other income, net (4) (5)	$(3)	$(2)	$(1)	$(48)	$(48)	$—
Income (loss) before taxes	$(236)	$427	$191	$(77)	$120	$43
Provision for taxes (6) (7)	$(26)	$(83)	$57	$(24)	$(31)	$7
Net income (loss)	$(210)	$344	$135	$(53)	$89	$36
Earnings (loss) per share:
basic	$(0.43)	$0.71	$0.28	$(0.13)	$0.22	$0.09
diluted	$(0.43)	$0.70	$0.28	$(0.13)	$0.22	$0.09
Adjusted weighted average shares outstanding:
basic	487.3	487.3	487.3	413.2	413.2	413.2
diluted (8)	487.3	488.7	488.7	413.2	414.0	414.0

Numbers may not add due to rounding.

The table above reflects only line items with non-GAAP adjustments.

(a)	The company uses non-GAAP financial measures that differ from financial statements reported in conformity with U.S. generally accepted accounting principles (GAAP). The company believes that these non-GAAP measures provide useful information to investors. Among other things, they may help investors evaluate the company’s ongoing operations. They can assist in making meaningful period-over-period comparisons and in identifying operating trends that would otherwise be masked or distorted by the items subject to the adjustments. Management uses these non-GAAP measures internally to evaluate the performance of the business, including to allocate resources. Investors should consider these non-GAAP measures in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

(b)	Adjustments to certain GAAP reported measures for the three months ended June 30, 2021 and 2020 include the following:

(1)	2021 excludes amortization of inventory fair value adjustments recorded from the acquisition of Bayer Animal Health resulting from the delayed purchase of certain entities ($1 million).

(2)	2021 excludes charges associated with integration efforts and external costs related to the acquisition of Bayer Animal Health, and charges primarily related to independent stand-up costs and other related activities ($30 million), costs associated with the upcoming sale of our manufacturing sites in Shawnee, Kansas and Speke, U.K. and other business development transactions ($3 million), severance ($1 million), asset impairments ($4 million), asset write-downs ($267 million), and an adjustment to a previous gain recorded on the divestiture of early-stage IPR&D assets acquired as part of the Bayer Animal Health acquisition ($2 million), partially offset by curtailment gains recognized due to the remeasurement our pension benefit obligations resulting from workforce reductions associated with our recent restructuring programs ($8 million).

(3)	2020 excludes charges associated with integration efforts and external costs related to the acquisition of businesses, including the pending acquisition of the animal health business of Bayer, and charges primarily related to independent stand-up costs and other related activities ($111 million), facility exit costs and asset write-downs ($1 million), severance ($1 million), the settlement of a legal matter ($3 million), and the impairment of intangible assets ($3 million).

(4)	2021 excludes an up-front payment received in relation to an asset assignment agreement ($2 million).

(5)	2020 excludes the gain on our sale of land and buildings in New South Wales, Australia ($46 million) and the impact of a decrease in the fair value of the Prevtec contingent consideration ($2 million).

(6)	2021 represents the income tax expense associated with the adjusted items, partially offset by a net increase in the valuation allowance recorded against our U.S. deferred tax assets during the period ($2 million).

(7)	2020 represents the income tax expense associated with the adjusted items.

(8)	During the three months ended June 30, 2021 and 2020, we reported a GAAP net loss and thus potential dilutive common shares were not assumed to have been issued since their effect is anti-dilutive. During the same periods, we reported non-GAAP net income. As a result, potential dilutive common shares would not have an anti-dilutive effect, and diluted weighted average shares outstanding for purposes of calculating Adjusted EPS include 1.4 million and 0.8 million, respectively, of common stock equivalents.

	Q2 2021	Q2 2020
As Reported EPS	$(0.43)	$(0.13)
Cost of sales	0.00	—
Amortization of intangible assets	0.26	0.12
Asset impairment, restructuring and other special charges	0.61	0.29
Other income, net	0.00	(0.12)
Subtotal	0.87	0.29
Tax Impact of Adjustments (1)	(0.17)	(0.08)
Total Adjustments to EPS	$0.70	$0.22

Adjusted EPS (2)	$0.28	$0.09

Numbers may not add due to rounding.

(1) Includes the favorable adjustment relating to the net increase in the valuation allowance recorded against our U.S. deferred tax assets during the three months ended June 30, 2021 (impact of less than $0.01 per share).

(2) Adjusted EPS is calculated as the sum of As Reported EPS and Total Adjustments to EPS.

	Six Months Ended June 30, 2021			Six Months Ended June 30, 2020
	GAAP Reported	Adjusted Items (b)	Non-GAAP (a)	GAAP Reported	Adjusted Items (b)	Non-GAAP (a)
Cost of sales (1) (2)	$1,120	$63	$1,057	$629	$4	$625
Amortization of intangible assets	$276	$276	$—	$101	$101	$—
Asset impairment, restructuring and other special charges (3) (4)	$407	$407	$—	$194	$194	$—
Interest expense, net of capitalized interest (5)	$121	$—	$121	$41	$1	$40
Other expense (income), net (6) (7)	$(3)	$(8)	$5	$(47)	$(48)	$1
Income (loss) before taxes	$(316)	$738	$422	$(145)	$252	$107
Provision for taxes (8) (9)	$(45)	$(151)	$106	$(43)	$(60)	$17
Net income (loss)	$(271)	$587	$316	$(102)	$192	$90
Earnings (loss) per share:
basic	$(0.56)	$1.21	$0.65	$(0.25)	$0.47	$0.22
diluted	$(0.56)	$1.20	$0.65	$(0.25)	$0.47	$0.22
Adjusted weighted average shares outstanding:
basic	487.0	487.0	487.0	408.5	408.5	408.5
diluted (10)	487.0	488.4	488.4	408.5	409.6	409.6

Numbers may not add due to rounding.

The table above reflects only line items with non-GAAP adjustments.

(a)	The company uses non-GAAP financial measures that differ from financial statements reported in conformity with U.S. generally accepted accounting principles (GAAP). The company believes that these non-GAAP measures provide useful information to investors. Among other things, they may help investors evaluate the company’s ongoing operations. They can assist in making meaningful period-over-period comparisons and in identifying operating trends that would otherwise be masked or distorted by the items subject to the adjustments. Management uses these non-GAAP measures internally to evaluate the performance of the business, including to allocate resources. Investors should consider these non-GAAP measures in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

(b)	Adjustments to certain GAAP reported measures for the six months ended June 30, 2021 and 2020 include the following:

(1)	2021 excludes amortization of inventory fair value adjustments recorded from the acquisition of Bayer Animal Health ($63 million).

(2)	2020 excludes a one-time payment to settle outstanding obligations to a contract manufacturing organization in connection with a divestiture due to the acquisition of Bayer Animal Health ($4 million).

(3)	2021 excludes charges associated with integration efforts and external costs related to the acquisition of Bayer Animal Health, and charges primarily related to independent stand-up costs and other related activities ($111 million), costs associated with the upcoming sale of our manufacturing sites in Shawnee, Kansas and Speke, U.K. and other business development transactions ($3 million), severance ($28 million), asset impairments ($13 million), and asset write-downs ($269 million), partially offset by curtailment gains recognized due to the remeasurement our pension benefit obligations resulting from workforce reductions associated with our recent restructuring programs ($17 million).

(4)	2020 excludes charges associated with integration efforts and external costs related to the acquisition of businesses, including the pending acquisition of the animal health business of Bayer, and charges primarily related to independent stand-up costs and other related activities ($188 million), facility exit costs and asset write-downs ($3 million), severance ($2 million), the settlement of a legal matter ($3 million), and the impairment of intangible assets ($3 million), partially offset by a favorable adjustment from reversals for severance programs that are no longer active ($1 million) and the gain on the sale of our R&D facility in Prince Edward Island, Canada ($4 million).

(5)	2020 excludes the debt extinguishment loss recorded in connection with the repayment of our existing term loan facility ($1 million).

(6)	2021 excludes up-front payments received and equity issued to us in relation to license and asset assignment agreements ($9 million), partially offset by net losses recorded in relation to divestitures ($1 million).

(7)	2020 excludes the gain on our sale of land and buildings in New South Wales, Australia ($46 million) and the impact of a decrease in the fair value of the Prevtec contingent consideration ($2 million).

(8)	2021 represents the income tax expense associated with the adjusted items, partially offset by a net increase in the valuation allowance recorded against our U.S. deferred tax assets during the period ($4 million).

(9)	2020 represents the income tax expense associated with the adjusted items.

(10)	During the six months ended June 30, 2021 and 2020, we reported a GAAP net loss and thus potential dilutive common shares were not assumed to have been issued since their effect is anti-dilutive. During the same periods, we reported non-GAAP net income. As a result, potential dilutive common shares would not have an anti-dilutive effect, and diluted weighted average shares outstanding for purposes of calculating Adjusted EPS include 1.4 million and 1.1 million, respectively, of common stock equivalents.

	YTD 2021	YTD 2020
As Reported EPS	$(0.56)	$(0.25)
Cost of sales	0.13	0.01
Amortization of intangible assets	0.57	0.25
Asset impairment, restructuring and other special charges	0.83	0.48
Interest expense, net of capitalized interest	—	0.00
Other expense (income), net	(0.02)	(0.12)
Subtotal	1.51	0.62
Tax Impact of Adjustments (1)	(0.31)	(0.15)
Total Adjustments to EPS	$1.20	$0.47

Adjusted EPS (2)	$0.65	$0.22

Numbers may not add due to rounding.

(1)  Includes the favorable adjustment relating to the increase in the valuation allowance recorded against our U.S. deferred tax assets during the six months ended June 30, 2021 (impact of less than $0.01 per share).

(2) Adjusted EPS is calculated as the sum of As Reported EPS and Total Adjustments to EPS.

For the periods presented, we have not made adjustments for all items that may be considered unrelated to our long-term operations. We believe adjusted EBITDA, when used in conjunction with our results presented in accordance with U.S. GAAP and its reconciliation to net income, enhances investors' understanding of our performance, valuation and prospects for the future. We also believe adjusted EBITDA is a measure used in the animal health industry by analysts as a valuable performance metric for investors. The following is a reconciliation of U.S. GAAP Net Income for the three and six months ended June 30, 2021 and 2020 to EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin, which is Adjusted EBITDA divided by total Revenue, for the respective periods:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Reported net loss	$(210)	$(53)	$(271)	$(102)
Net interest expense	60	25	121	41
Income tax benefit	(26)	(24)	(45)	(43)
Depreciation and amortization	170	81	372	162
EBITDA	$(6)	$29	$177	$59
Non-GAAP Adjustments:
Cost of sales	$1	$—	$63	$4
Asset impairment, restructuring and other special charges	299	119	407	194
Other income, net	(2)	(48)	(8)	(48)
Accelerated depreciation and amortization(1)	(1)	(2)	(5)	(5)
Adjusted EBITDA	$291	$98	$634	$204
Adjusted EBITDA Margin	22.8%	16.7%	25.1%	16.4%

Numbers may not add due to rounding.

(1) Represents depreciation and amortization of certain assets that was accelerated during the three and six months ended June 30, 2021 and 2020. This amount must be added back to arrive at Adjusted EBITDA because it is included in Asset impairment, restructuring and other special charges but it has already been excluded from EBITDA in the "Depreciation and amortization" row above.

Elanco Animal Health Incorporated

Guidance

Reconciliation of 2021 full year reported EPS guidance to adjusted EPS guidance is as follows:

	Full Year 2021 Guidance
Reported Earnings per Share	$(0.72)	to	$(0.64)
Cost of sales(1)	$0.13
Amortization of intangible assets	$1.14
Asset impairment, restructuring, and other special charges(2)	$0.96	to	$1.00
Other expense (income), net	$(0.01)
Subtotal	$2.22	to	$2.26
Tax Impact of Adjustments	$(0.56)	to	$(0.55)
Total Adjustments to Earnings per Share	$1.67	to	$1.70
Adjusted Earnings per Share(3)	$0.97	to	$1.03

Numbers may not add due to rounding.

(1) Cost of sales adjustment is related to the amortization of inventory fair value adjustments recorded from the acquisition of Bayer Animal Health.

(2) Asset impairment, restructuring, and other special charges adjustments are related to integration efforts, and charges primarily related to independent stand-up costs and other related activities, including severance.

(3) Adjusted EPS is calculated as the sum of reported EPS and total adjustments to EPS.

Reconciliation of 2021 full year reported net loss to adjusted EBITDA guidance is as follows:

$ millions	Full Year 2021 Guidance
Reported Net Loss	$(355)	to	$(315)
Net interest expense	$245	to	$240
Income tax provision	$(125)	to	$(110)
Depreciation and amortization	$730	to	$735
EBITDA	$495	to	$550
Non-GAAP Adjustments
Cost of sales	Approx. $60
Asset impairment, restructuring, and other special charges	$470	to	$490
Other expense (income), net	$(10)	to	$(5)
Adjusted EBITDA	$1,035	to	$1,075
Adjusted EBITDA Margin	22%	to	23%

Reconciliation of 2021 third quarter reported EPS guidance to adjusted EPS guidance is as follows:

	Third Quarter 2021 Guidance
Reported Earnings per Share	$(0.14)	to	$(0.08)
Amortization of intangible assets	$0.29
Asset impairment, restructuring, and other special charges(1)	$0.06	to	$0.09
Subtotal	$0.35	to	$0.38
Tax Impact of Adjustments	$(0.09)	to	$(0.08)
Total Adjustments to Earnings per Share	$0.27	to	$0.29
Adjusted Earnings per Share(2)	$0.15	to	$0.19

Numbers may not add due to rounding.

(1) Asset impairment, restructuring, and other special charges adjustments are related to integration efforts and external costs related to the acquisition of businesses, including the acquisition of the animal health business of Bayer, and charges primarily related to independent stand-up costs and other related activities, including severance.

(2) Adjusted EPS is calculated as the sum of reported EPS and total adjustments to EPS.

Reconciliation of 2021 third quarter reported net loss to adjusted EBITDA guidance is as follows:

$ millions	Third Quarter 2021 Guidance
Reported Net Loss	$(70)	to	$(40)
Net interest expense	$60
Income tax provision	$(25)	to	$(15)
Depreciation and amortization	$185
EBITDA	$150	to	$190
Non-GAAP Adjustments
Asset impairment, restructuring, and other special charges	$30	to	$45
Adjusted EBITDA	$195	to	$220
Adjusted EBITDA Margin	18%	to	20%

The table below provide a breakdown of revenue by species and the respective percent of total revenue for the same period (in millions, except percentages):

	Three Months Ended June 30, 2021		Six Months Ended June 30, 2021
Pet Health	$685	54%	$1,330	53%
Farm Animal
Cattle	231	18%	498	20%
Poultry	179	14%	344	14%
Swine	113	9%	236	9%
Aqua	44	3%	67	3%
Total Farm Animal	$567	44%	$1,145	45%
Revenue Subtotal	$1,252		$2,475
Contract Manufacturing	27	2%	46	2%
Total Revenue	$1,279	100%	$2,521	100%

Numbers may not add due to rounding.